As Filed with the Securities and Exchange Commission on November 28, 2005
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
In the Matter of Pepco Holdings, Inc. and Subsidiaries File No. 70-10286 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. § 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 30, 2005, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This Certificate of Notification reports transactions for the period July 1, 2005 through September 30, 2005.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.
1.

The sales, if any, during the quarter, of common stock by PHI, the purchase price per share and the market price per share at the date of the agreement of sale and the aggregate amount of common stock issued during the Authorization Period.

Shares of Common Stock Sold during Quarter	Date of Sale	No. of Shares Sold	Purchase Price ($ per Share)	Market Price on Date of Sale ($ per Share)	Aggregate Shares Issued during Authorization Period
None	N/A	N/A	N/A	N/A	None
2.

The total number of shares of PHI common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans and the total number of shares of PHI common stock issued or issuable pursuant to options outstanding during the Authorization Period.

Shares Issued during Quarter	Shares Issuable under Options Granted during Quarter	Shares Issued during Authorization Period	Shares Issuable under Options Granted during Authorization Period
355,502	0	355,502	0
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3.

If PHI common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

None
4.

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount terms and purpose of the guarantee and the total amount of guarantees issued and outstanding during the Authorization Period.

Guarantor	Beneficiary	Type of Guarantee	Amount of Guarantees Issued during Quarter ($ thousands)	Amount of Guarantees Outstanding during Authorization Period ($ thousands)
PHI	Conectiv Energy Supply, Inc.	Payment/trading	*	*
PHI	Pepco Energy Services, Inc.	Payment/trading	*	*
PHI	Pepco Energy Services, Inc.	Performance	*	*
PHI	Conectiv Mid Merit, LLC	Payment	*	*
PHI	PHI Service Company	Payment	*	*
PHI	Conectiv Energy Supply, Inc.	Payment	*	*
PHI	DCTC-Burney, Inc.	Payment	*	*
PHI	PHI Service Company	Payment	*	*
PHI	ATS Operating Services Company	Letter of Credit	*	*
PHI	PHI	Letter of Credit	*	*
PHI	Atlantic City Electric Co./ Delmarva Power & Light Co.	Letter of Credit	*	*
PHI	Conectiv Delmarva Generation, Inc.	Letter of Credit	*	*
PHI	Thermal Energy L.P.	Letter of Credit	*	*
PHI	Pepco Energy Services, Inc.	Letter of Credit	*	*
PHI	Potomac Electric Power Co.	Letter of Credit	*	*
PHI	Conectiv Energy Supply, Inc.	Letter of Credit	*	*
PHI	Pepco Energy Services, Inc.	Letter of Credit	*	*
PHI	Money Pool Depositors	Payment	*	*
Potomac Capital Investment	PCI Air Management Corp.	Payment	*	*
Potomac Capital Investment	Aircraft International Management Company	Payment	*	*
Potomac Capital Investment	Starpower Communications, LLC	Performance	*	*
Total Guarantees				*
* Confidential treatment requested.
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5.	The amount and terms of any PHI indebtedness issued during the quarter and the total amount of PHI indebtedness issued and outstanding during the Authorization Period.
Issuer	Issue Date	Maturity Date	Interest Rate (%)	Amount Issued during Quarter ($)	Amount Issued during Authorization Period($)
Pepco Holdings, Inc.	N/A	N/A	N/A	0	0
6.

The amount and terms of any indebtedness issued by any Utility Subsidiary or Nonutility Subsidiary during the quarter that is not exempt under Rule 52 and the total amount of Utility Subsidiary and Nonutility Subsidiary indebtedness issued and outstanding during the Authorization Period.

Issuer	Issue Date	Maturity Date	Interest Rate (%)	Amount Issued during Quarter ($)	Amount Issued during Authorization Period ($)
Delmarva Power & Light Company	Various(1)	Demand	4.19(2)	32,510,822(3)	32,510,822
Potomac Electric Power Company	Various(1)	Demand	4.19(2)	38,279(3)	38,27
(1) Money pool notes issued throughout quarter
(2) Interest rate at 9/30/05
(3) Balance at 9/30/05
7.	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.
None
8.

If any Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund VIEs.

None
9.	If any proceeds are used for VIEs, a description of the accounting for the transaction under FASB 46R.
N/A
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10.	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.
Filing Entity	Filed on Behalf of:	Date of Filing
PHI	ATE Investment, Inc.	11/23/05
PHI	Atlantic Southern Properties, Inc.	11/23/05
PHI	Conectiv Energy Holding Company	11/23/05
PHI	Potomac Capital Investment Corporation	11/23/05
11.

Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the quarter.

FS-1	Balance Sheet of PHI and Subsidiaries as of September 30, 2005 (incorporated by reference to the filing of PHI's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
FS-2	Balance Sheet of PHI as of September 30, 2005
FS-3

Balance Sheet of Potomac Electric Power Company as of September 30, 2005 (incorporated by reference to the filing of Potomac Electric Power Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

FS-4

Balance Sheet of Delmarva Power & Light Company as of September 30, 2005 (incorporated by reference to the filing of Delmarva Power & Light Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

12.

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and the capital structure of each of the Utility Subsidiaries.

As of September 30, 2005	PHI		Potomac Electric Power Company		Delmarva Power & Light Company		Atlantic City Electric Company
	Amount ($MM)%		Amount ($MM)%		Amount ($MM)%		Amount ($MM)%
Debt	5,551.3	60.2	1,298.8	54.6	676.6	51.2	996.1	64.4
Preferred Stock	54.9	0.6	27.0	1.1	21.7	1.6	6.2	0.4
Common Equity	3,616.6	39.2	1,056.6	44.4	623	47.2	544.8	35.2
Total Capitalization	9,222.8	100.0	2,382.4	100.0	1,321.3	100.0	1,547.1	100.0
* Confidential treatment requested.
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13.

A retained earnings analysis of PHI on a consolidated basis and the Utility Subsidiaries detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	Delmarva	ACE

Balance as of December 31, 2004	863.7	496.4	364.7	213.3

Net Income	289.6	117.7	60.1	60.6

Dividends:
Preferred Stock		(0.9)	(0.8)	(0.2)
Common Stock	(141.5)	(62.9)	(36.4)	(47.9)

Balance as of September 30, 2005	1,011.8	550.3	387.6	225.8
14.

Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24.

None
15.	Identification of any new investment in new EWGs or FUCOs during the quarter and the aggregate amount of investment in EWGs and FUCOs as of the end of the quarter.
EWG/FUCO Investment during Quarter ($ housands)	Aggregate EWG/FUCO Investment as of End of Quarter $ thousands)
24,189	3,101,224
16.	Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.
See attached Schedule 1 and Schedule 2.
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SIGNATURE

I, Karen G. Almquist, Assistant Treasurer and Assistant Secretary of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

Pepco Holdings, Inc.
November 28, 2005	/s/ Karen G. Almquist Karen G. Almquist Assistant Treasurer & Assistant Secretary
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